Annual Report

Cover Page

Name of issuer:

Carbon Counts Tech PBC

Legal status of issuer:

> Form: Other
>
> Other (specify):   Public Benefit Corporation
>
> Jurisdiction of Incorporation/Organization: DE
>
> Date of organization: 7/24/2020

Physical address of issuer:

125 Mt Auburn St
#380443
Cambridge MA 02238

Website of issuer:

https://carboncounts.tech

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$128,423.00	$756,240.00
Cash & Cash Equivalents:	$97,506.00	$573,474.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$300,000.00	$0.00
Revenues/Sales:	$8,153.00	$1,327.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$16,776.00	$6,825.00
Net Income:	($2,630,929.00)	($3,555,622.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Carbon Counts Tech PBC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Vikram Sahai	CTO	Carbon Counts	2020
Brett Jenks	CEO	Rare	2020
Michael Libenson	CEO	Carbon Counts	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Vikram Sahai	CTO and Secretary	2020
Michael Libenson	President and CEO	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Michael Libenson	3000000.0 Common Stock	40.4

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Limited Operating History
The Company is an early stage company incorporated on July 24, 2020. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our marketing, operations, and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets. In addition to being subject to all of the risks associated with the creation of a new business, the Company will be subject to factors affecting business generally, such as general economic conditions, increasing government regulatory activity, scarcity of environmental resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, equipment and facilities required for their operations are reasonable, but until their operations have continued for a period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the formation of a new business.

formation of a new business.

Highly Competitive Market

The Company faces competition with respect to our key products that we seek to develop or commercialize in the future. Our competitors to our EverForest mobile gaming app include major gaming companies worldwide, including King, Metacore, Zynga, and many others. Many of our competitors have significantly greater financial, technical and human resources and superior expertise in research and development and marketing mobile gaming apps. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Raising Future Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce product development, marketing, engineering, or other expenses. Were forecasted revenue not to materialize, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if the Company does make successful offering(s) in the future, the terms of that offering might result in your investment in the Company being worth less because of the terms of future investment rounds.

Founding / Managing Team

As a startup organization, the company is still very dependent on its co-founders and senior leadership. If anything catastrophic were to happen to the company's founding team or key employees, the future of the company may be compromised. Co-Founder and Board Chair Brett Jenks is not an employee of the Company and is full-time CEO of Rare. Co-Founder and CTO Vikram Sahai is part-time (as a Board member) with Carbon Counts, though this is his primary business focus.

Reliance on Third Party Platforms

The Company will continue to rely upon the Unity gaming engine and other service providers to develop and deliver our mobile gaming products, including EverForest. The Company will also rely on key tree planting partners, such as EarthLungs Reforestation Foundation and One Acre

Fund. Our ability to grow our business and customer base and deliver tree planting services will depend upon functioning relationships with such partners, including commercially reasonable pricing policies. If we are unable to continue these third party operations, or if we are unable to establish and maintain strong relationships with other key outside parties, our ability to successfully deliver quality products and services to and for our customers in a timely manner will be adversely affected, and our ability to achieve profitability will be severely impaired.

Intellectual Property

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our products and technology, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened. Effectively policing the unauthorized use of our products and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our products, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Security/Privacy Breaches

Increased IT security threats and more sophisticated cyber crime pose a potential risk to the security of the Company's IT systems, networks, and services, as well as the confidentiality, availability, and integrity of our data. If the

IT systems, networks, or service providers we rely upon fail to function properly, or if we suffer a loss or disclosure of business or other sensitive information, due to any number of causes, ranging from catastrophic events to power outages to security breaches, and our business continuity plans do not effectively address these failures on a timely basis, we may suffer interruptions in our ability to manage operations and reputational, competitive and/or business harm, which may adversely affect our business operations and/or financial condition. In addition, such events could result in unauthorized disclosure of material confidential information, and we may suffer financial and reputational damage because of lost or misappropriated confidential information belonging to us or to our partners, our employees, customers, suppliers or consumers. In any of these events, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems. The trend toward public notifications of such incidents could exacerbate the harm to our business operations or financial condition.

Government Regulation/Oversight

The Company may be subject to future governmental regulations. Aspects of our business and our products may be regulated at the local, state, and federal levels. Our products may be subject to new state, local and Federal laws and regulations. We and our products may also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

Scalability

To increase revenues, the Company must expand our customer base. To accomplish this, we must increase our visibility in the marketplace. Potential customers must be aware we exist and be able to find us. We need to demonstrate how our app can be useful to them. That could require us to devote more resources than expected to marketing efforts, including advertising and other

expenses, to build public awareness of our brand. Even with an enhanced marketing effort, there is no guarantee that we will be able to increase the number of new visitors and in turn, convert them into retained or paying customers. Any number of conditions could affect the success of our marketing efforts, including poorly executed campaigns or an inability to keep up with new technologies, which could have a negative impact on user experience with our app and adversely affect our results of operations and future growth.

Accuracy of Business Projections

1. The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to receive revenue from the Company's mobile gaming offering. The company may generate but retain some or all of the earnings for growth and development of its business and accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected.

2. The Company has made certain assumptions about the mobile gaming marketplace in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous changes in technology, new feature introductions by competitors, changes in user preferences and shifts in user demographics. In order to mitigate this risk, the Company has taken care to ensure the reliability and source quality of key assumptions used in the business plan. The company diligently researches publicly-available information and initiatives of competitors, changes in the marketplace, and changes in user preferences.

Employees / Contractors

The success of the Company will depend on its ability to compete for and retain additional qualified key personnel to enhance the growth. The Company's business would be adversely affected if it were unable to recruit qualified personnel when necessary or if it were to lose the services of certain key personnel and it were unable to locate suitable replacements in a timely manner. Finding and hiring such replacements, if any, could be costly and might require the Company to grant significant equity awards or incentive compensation, which could have a material adverse effect on the Company's financial results and on your investment. The loss, through untimely death, unwillingness to continue or otherwise, of any such persons could have a materially adverse effect on the Company and its business.

Company Discretion to Spend Investment Funds

The Company intends to use a significant portion of the proceeds from the offering for unspecified working capital.

The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. This means that although we definitely have plans for the proceeds (focused on product development, marketing, and operations, including tree planting) the Company will have ultimate discretion to use the proceeds as it sees fit and the Company has chosen not to limit the Company's use of the funds to specific uses that investors could evaluate. The proceeds from this offering will be used for the purposes that the company's management deems to be in the best interest of the Company in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgment with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in the manner that the investors do not agree with and the investor may have no recourse. A use of proceeds in a way that is not successful in furthering the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.

Brett Jenks and Vikram Sahai are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Common Stock	10,000,000	7,822,058	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	202,942

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Neglected Climate Opportunities LLC
Issue date	08/11/24
Amount	$300,000.00
Outstanding principal plus interest	$300,000.00 as of 03/13/25
Interest rate	8.0% per annum
Maturity date	08/12/26
Current with payments	Yes

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2021	Regulation D, Rule 506(b)	SAFE	$2,500,000	General operations
8/2022	Regulation D, Rule 506(b)	SAFE	$4,510,000	General operations
8/2023	Regulation D, Rule 506(b)	SAFE	$150,000	General operations
8/2023	Regulation D, Rule 506(b)	SAFE	$50,000	General operations
8/2023	Regulation D, Rule 506(b)	SAFE	$100,000	General operations

	Rule 506(b)			operations
8/2023	Regulation D, Rule 506(b)	SAFE	$25,000	General operations
10/2023	Regulation D, Rule 506(b)	SAFE	$25,000	General operations
10/2023	Regulation D, Rule 506(b)	SAFE	$700,000	General operations
2/2024	Regulation D, Rule 506(b)	SAFE	$50,000	General operations
2/2024	Regulation D, Rule 506(b)	SAFE	$50,000	General operations
2/2024	Regulation D, Rule 506(b)	SAFE	$200,000	General operations
2/2024	Regulation D, Rule 506(b)	SAFE	$515,000	General operations
3/2024	Regulation Crowdfunding	SAFE	$133,954	General operations
5/2024	Regulation D, Rule 506(b)	SAFE	$100,000	General operations
6/2024	Regulation D, Rule 506(b)	SAFE	$50,000	General operations
10/2024	Regulation D, Rule 506(b)	SAFE	$575,000	General operations
3/2025	Regulation D, Rule 506(b)	SAFE	$829,225	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest

of interest in transaction, and amount of interest.

Name	Michael Libenson
Amount Invested	$150,000.00
Transaction type	Safe
Issue date	08/28/23
Valuation cap	$28,000,000.00
Relationship	Co-Founder & CEO

Name	Brett Jenks
Amount Invested	$50,000.00
Transaction type	Safe
Issue date	08/28/23
Valuation cap	$28,000,000.00
Relationship	Co-Founder & Board Chair

Name	Vikram Sahai
Amount Invested	$100,000.00
Transaction type	Safe
Issue date	08/29/23
Valuation cap	$28,000,000.00
Relationship	Co-Founder & CTO

Name	Jill Jenks & Paul McKeon
Amount Invested	$25,000.00
Transaction type	Safe
Issue date	08/30/23
Valuation cap	$28,000,000.00
Relationship	Sister of Director Brett Jenks

Name	Beth & Paul McKeon
Amount Invested	$25,000.00
Transaction type	Safe
Issue date	10/10/23
Valuation cap	$28,000,000.00
Relationship	Sister of Director Brett Jenks

Name	Michael Libenson
Amount Invested	$50,000.00

Amount Invested	$50,000.00
Transaction type	Safe
Issue date	02/04/24
Valuation cap	$28,000,000.00
Relationship	Co-Founder & CEO

Name	Brett Jenks
Amount Invested	$50,000.00
Transaction type	Safe
Issue date	02/04/24
Valuation cap	$28,000,000.00
Relationship	Co-Founder & Board Chair

Name	Vikram Sahai
Amount Invested	$200,000.00
Transaction type	Safe
Issue date	02/05/24
Valuation cap	$28,000,000.00
Relationship	Co-Founder & CTO

Name	Vikram Sahai
Amount Invested	$100,000.00
Transaction type	Safe
Issue date	05/09/24
Valuation cap	$28,000,000.00
Relationship	Co-Founder & Director

Name	Brett Jenks
Amount Invested	$50,000.00
Transaction type	Safe
Issue date	06/19/24
Valuation cap	$28,000,000.00
Relationship	Co-Founder & Board Chair

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

EverForest™—a mobile game that plants trees in the real world!

Milestones

Carbon Counts Tech PBC was organized in the State of

Carbon Counts Tech PBC was organized in the State of Delaware in July 2020.

Since then, we have:

- Raised $8.1M+ on these deal terms from top VC/angel investors: Grantham, SIG, Oceans Ventures, etc.

- Expert team from games reaching 500M+ players: Club Penguin, Plants v Zombies, AdCap, Star Wars, etc

- Game is currently soft-launched, showcasing robust metrics (Day 1 retention exceeding 41%)

- A global innovator in the "Play-to-Plant" genre, in a huge $92 billion mobile gaming market.

- Aiming for $73M in ARR and 100M trees planted by 2028 YE (projections not guaranteed).

- Outstanding, verified impact partners in reforestation.

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $8,153 compared to the year ended December 31, 2023, when the Company had revenues of $1,327.

- *Assets.* As of December 31, 2024, the Company had total assets of $128,423, including $97,506 in cash. As of December 31, 2023, the Company had $756,240 in total assets, including $573,474 in cash.

- *Net Loss.* The Company has had net losses of $2,630,929 and net losses of $3,555,622 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $562,890 for the fiscal year ended December 31, 2024 and $71,566 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $300,000 in debt and $10,633,179 in SAFEs.

Our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

capital in the immediate future.

We will likely require additional financing in order to perform operations over the lifetime of the Company. We plan to raise capital within 6 months. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Carbon Counts Tech PBC cash in hand is $877,028, as of March 2025. Over the last three months, revenues have averaged $1,002/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $116,482/month, for an average burn rate of $115,480 per month. Our intent is to be profitable in 20 months.

In November 2024, Carbon Counts reduced staff in order to reduce our cash burn and extend our financial runway. As such, our cash burn (excluding notes) was under $100K per month in January and February of 2025. Concurrently, we have raised $829,225 via SAFE notes between January and March 2025 which gives us cash into early Autumn.

Carbon Counts expects revenue to be under $5,000 per month for the next 3-4 months. Expenses will remain around $110K per month. Revenue will not grow significantly until we begin global scaling of our player base, which is planned for Q4 2025.

Carbon Counts is not profitable. We expect to raise a final $1-1.5M in the current, ongoing Seed round, extending our runway well into 2026. This current fundraising round enables us to demonstrate product metrics to raise a Series A. We expect to raise another $8-10M in a Series A fundraising round which would enable us to get to profitability under current assumptions.

Carbon Counts has raised just under $11M in total thus far (all from venture capital firms and angel investors with the exception of $300K in debt). We will continue to raise capital going forward from venture capital firms and other investors. We will cover short-term burn with cash on hand.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating

history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Michael Libenson, certify that:

(1) the financial statements of Carbon Counts Tech PBC included in this Form are true and complete in all material respects ; and

(2) the financial information of Carbon Counts Tech PBC included in this Form reflects accurately the information reported on the tax return for Carbon Counts Tech PBC filed for the most recently completed fiscal year.



Michael Libenson

CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that

of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the

Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://carboncounts.tech/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Brett Jenks
    Michael Libenson
    Vikram Sahai

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Carbon Counts Tech PBC

By

Michael Libenson

Co-Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Michael Libenson

Co-Founder & CEO
3/20/2025

Vikram Sahai

Co-Founder & CTO
3/20/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.